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                                   FORM 12b-25

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

   NOTIFICATION OF LATE FILING                 Commission File No. 0-20100

   (Check One):    [x] Form 10-K            [ ] Form 20-F     [ ] Form 11-K
                   [ ] Form 10-Q            [ ] Form N-SAR
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                  [ ]  Transition Report on Form 10-K
                  [ ]  Transition Report on Form 20-F
                  [ ]  Transition Report on Form 11-K
                  [ ]  Transition Report on Form 10-Q
                  [ ]  Transition Report on Form N-SAR
                  For the Transaction Period Ended:  Not Applicable

PART I - REGISTRANT INFORMATION
Full name of registrant:                    BELDEN & BLAKE CORPORATION
Former name:                                Not Applicable
Address of Principal Executive Office:
                                            5200 Stoneham Road
                                            North Canton, Ohio  44720


PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
    [x] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

Recent developments have necessitated revisions to the document that the Registrant intended to file as its Annual Report on Form 10-K which cannot be completed by the prescribed filing date without undue burden or expense.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

       RONALD E. HUFF                    (330)                  499-1660
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            (Name)                     (Area Code)         (Telephone Number)

(2) Have all other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                          Yes  X  No
                                                              ---    ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                       Yes  X  No
                                                              ---    ---

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to Form 8-K filed on February 1, 1999. The impairment of oil and gas properties and other assets was $160.7 million (pre-tax) which was less than the original estimated amount of $170 million (pre-tax). The Company agreed with its several lenders to make a $14 million payment on March 22, 1999 and an additional $14 million payment on May 10, 1999. The Company made the initial payment as agreed utilizing internally generated cash flow and proceeds from a $9 million six-month term loan from Chase Manhattan Bank.

                           BELDEN & BLAKE CORPORATION
                           --------------------------
                  (Name of registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 31, 1999                By: /s/ Ronald E. Huff
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                                           Ronald E. Huff, President
                                           and Chief Financial Officer